Exhibit 3


                                  NEWS RELEASE

             GENERAL PARTNER OF KRUPP REALTY LIMITED PARTNERSHIP - V RECOMMENDS REJECTION OF KRESCENT PARTNERS L.L.C. OFFER


                  BOSTON, MA -- December 5, 1996. Laurence Gerber, President of the General Partner of Krupp Realty Limited Partnership - V, said today that, after carefully considering the unsolicited cash tender offer by Krescent Partners L.L.C. of $375 per Unit of Limited Partnership Interest, the General Partner has determined that the Krescent offer is inadequate and not in the best interests of the Unit holders. The General Partner recommends that the holders of Units reject the Krescent offer and not tender their Units pursuant to such offer.

                  In a letter to Unit holders accompanying a recommendation statement on Schedule 14D-9 filed today with the Securities and Exchange Commission, Mr. Gerber said that the General Partner had recommended that holders of Units reject the offer after considering a number of factors, including, but not limited to the following:

                  o The General Partner believes the price offered by Krescent is less than 48% of the General Partner's estimate of the Fund's net asset value of $787 per Unit.

                  o Unit holders who accept the Krescent offer will no longer receive the semi-annual cash distributions currently paid in respect of Units and will forego any claim to future distributions from sales of the Fund's properties.

                  o As noted by Krescent in its offer, Unit holders who purchased Units at the original offering are expected to recognize taxable gain in excess of the purchase price offered by Krescent.

                  For further information, Unit holders may contact Investor Communications of the Krupp Funds Group at 1-800-343-0989.

For information on the press release contact: Maryann Merigan
                                              (617) 423-2233